

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 21, 2006

Mr. Giulio T. Bonifacio
Chief Financial Officer
American Bonanza Gold Corp.
Suite 305-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2

   Re: **American Bonanza Gold Corp.**
     Form 20-F for Fiscal Year Ended December 31, 2005
     Filed April 10, 2006
     Form 20-F/A-1 for Fiscal Year Ended December 31, 2005
     Filed December 15, 2006
     File No. 0-29916

Dear Mr. Bonifacio:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        Sincerely,

        Jill S. Davis
        Branch Chief